Exhibit 99.1

TDCX Inc. Announces Completion of Going-Private Transaction

SINGAPORE, June 18, 2024 — TDCX Inc. (“TDCX” or the “Company”) (NYSE: TDCX), an award-winning digital customer experience (CX) solutions provider for technology and blue-chip companies, today announced the completion of the merger (the “Merger”) contemplated by the Agreement and Plan of Merger (the “Merger Agreement”), dated March 1, 2024, by and among the Company, Transformative Investments Pte Ltd, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”), and Helium, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which the Company was acquired by Mr. Laurent Junique, Founder, Executive Chairman, Director, CEO of the Company and his affiliates (the “Buyer Group”). Merger Sub merged with and into the Company, effective as of June 18, 2024 (the “Effective Time”), with the Company being the surviving company. As a result of the Merger, TDCX became a private company wholly owned by Parent and will cease to be a publicly traded company.

Pursuant to the terms of the Merger Agreement, at the Effective Time, (i) each Class A ordinary share, par value US$0.0001 per share, of the Company (each a “Class A Share”) and each Class B ordinary share, par value US$0.0001 per share, of the Company (each a “Class B Share”, and together with each Class A Share, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares (as defined in the Merger Agreement), the Dissenting Shares (as defined in the Merger Agreement) and Shares represented by ADSs (as defined below), shall be cancelled and cease to exist in exchange for the right to receive US$7.20 in cash per Share without interest (the “Per Share Merger Consideration”); (ii) each American Depositary Share, representing one (1) Class A Share (each, an “ADS” or, collectively, the “ADSs”), issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares), and each Share represented by such ADSs, shall be cancelled and cease to exist in exchange for the right to receive US$7.20 in cash per ADS without interest (the “Per ADS Merger Consideration”) (less applicable fees, charges and expenses payable by ADS holders pursuant to the deposit agreement, dated September 30, 2021, entered into by and among the Company, JPMorgan Chase Bank, N.A. and the holders and beneficial owners of the ADSs, and any applicable taxes and other governmental charges); and (iii) each warrant granted and vested pursuant to the Warrant Agreement to Purchase American Depositary Shares of TDCX Inc. dated September 2, 2022 between the Company and a certain shareholder, issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist in exchange for the right to receive US$7.19 in cash per vested warrant without interest (the “Per Warrant Merger Consideration”, together with the Per Share Merger Consideration and the Per ADS Merger Consideration, the “Merger Consideration”), in each case, net of any applicable withholding taxes.

Each registered holder of Shares or ADSs immediately prior to the Effective Time who is entitled to the Merger Consideration will receive a letter of transmittal and instructions from the paying agent on how to surrender their Shares or ADSs in exchange for the Merger Consideration in respect of each Share or ADS held thereby, and should wait to receive the letter of transmittal before surrendering their Shares or ADSs.

Because Merger Sub owned over 90% of the voting power represented by all issued and outstanding shares of TDCX prior to the effectiveness of the Merger and the Merger was in the form of a short-form merger in accordance with Section 233(7) of the Cayman Islands Companies Act, the Merger was not subject to a vote of the shareholders of TDCX.

TDCX requested that trading of its ADSs on the New York Stock Exchange (the “NYSE”) be suspended prior to the opening of trading on June 20, 2024. The Company requested that the NYSE file a Form 25 with the U.S. Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of the ADSs on the NYSE and the deregistration of the Company’s registered securities.

TDCX intends to file with the SEC a Form 15 suspending TDCX’s reporting obligations under the Securities Exchange Act of 1934. TDCX’s obligations to file with or furnish to the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

In connection with the Merger, Houlihan Lokey (China) Limited is serving as financial advisor to the committee of independent and disinterested directors established by TDCX’s board of directors (the “Special Committee”). Hogan Lovells is serving as U.S. legal counsel to the Special Committee. Maples and Calder (Hong Kong) LLP is serving as Cayman Islands legal counsel to the Special Committee.

Goldman Sachs (Singapore) Pte. is serving as financial advisor to the Buyer Group. Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal counsel to the Buyer Group. Travers Thorp Alberga is serving as Cayman Islands legal counsel to the Buyer Group.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, including the possibility that the Merger will not occur as planned if events arise that result in the termination of the Merger Agreement, if the expected financing for the Merger is not available for any reason, or if one or more of the various closing conditions to the Merger are not satisfied or waived, and other risks and uncertainties regarding the Merger Agreement and the Merger that will be discussed in the Schedule 13E-3 to be filed with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. You should not rely upon these forward-looking statements as predictions of future events.

About TDCX Inc.

Singapore-headquartered TDCX provides transformative digital CX solutions, enabling world-leading and disruptive brands to acquire new customers, to build customer loyalty and to protect their online communities.

TDCX helps clients achieve their customer experience aspirations by harnessing technology, human intelligence and its global footprint. It serves clients in fintech, gaming, technology, travel and hospitality, digital advertising and social media, streaming and e-commerce. TDCX’s expertise and strong footprint in Asia has made it a trusted partner for clients, particularly high-growth, new economy companies, looking to tap the region’s growth potential.

TDCX’s commitment to delivering positive outcomes for our clients extends to its role as a responsible corporate citizen. Its Corporate Social Responsibility program focuses on positively transforming the lives of its people, its communities and the environment.

TDCX employs more than 17,800 employees across 30 campuses globally, specifically in Brazil, Colombia, Hong Kong, India, Indonesia, Japan, Malaysia, Mainland China, Philippines, Romania, Singapore, South Korea, Spain, Thailand, Türkiye, and Vietnam. For more information, please visit www.tdcx.com.

For enquiries, please contact:

Investors / Analysts: Joana Cheong

investors@tdcx.com

Media: Eunice Seow

media@tdcx.com

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